Exhibit 99.1

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

FOR IMMEDIATE RELEASE

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Wholly-Owned Subsidiary of Man Sang International (B.V.I.) Limited and

China Metro-Rural Limited to Merge

NEW YORK — (MARKETWIRE) — February 19, 2010 — Man Sang International (B.V.I.) Limited (NYSE Amex: MHJ) (“MSBVI”) today announced that it and Creative Gains Limited, its wholly-owned subsidiary, have entered into a definitive merger agreement with China Metro-Rural Limited (“China Metro”) to combine the companies in an all stock transaction. The transaction is expected to be completed by March 31, 2010. This strategic transaction, unanimously approved by the independent members of the Board of Directors of MSBVI and unanimously approved by the Board of Directors of China Metro, will expand MSBVI’s commercial and real estate portfolio to include properties in New District, Tieling, Liaoning Province in the People’s Republic of China, where China Metro is currently devoted to the development and completion of an integrated, agricultural logistics and multi-functional project, known as China Northeast Logistics City, that will facilitate exhibition, trading, logistics, warehousing, commercial and residential housing in Tieling.

“The combination of MSBVI’s subsidiary and China Metro will further enhance MSBVI’s real estate portfolio and give MSBVI the opportunity to become an integral part of the exciting development that is already in progress in Tieling,” said Cheng Chung Hing, Ricky, President and Chairman of the Board of Directors and Chief Executive Officer of MSBVI. “We believe that China Metro has identified a key niche market and that China Northeast Logistics City is an excellent opportunity to actively expand MSBVI’s overall business in growing North East China while simultaneously popularizing to a worldwide market.”

Under the terms of the merger agreement, China Metro shareholders will receive approximately 574,432 ordinary shares of MSBVI for each ordinary share of China Metro they own. MSBVI will issue up to 57,443,238 ordinary shares at $5 per share (representing a premium of approximately 150% of the closing share price of MSBVI ordinary shares at $2 each on February 18, 2010) to the China Metro shareholders in order to acquire China Metro. This represents a total consideration of approximately $287 million. MSBVI shareholders will retain their shares. Upon completion of the transaction, China Metro shareholders will own approximately 90% of the ordinary shares of MSBVI and MSBVI shareholders will own approximately 10% of the ordinary shares of MSBVI. The $5 per share imputed price is not intended to serve as a projection by MSBVI of the trading price of MSBVI’s ordinary shares upon or immediately following completion of the merger.

MSBVI will maintain its corporate headquarters in Hong Kong and offices and subsidiary operations in the PRC. China Metro will operate as a wholly-owned subsidiary of MSBVI and maintain its offices in Hong Kong, as well as its subsidiary operations in the PRC.

Following the close of the transaction, Mr. Cheng Chung Hing, Ricky, MSBVI’s current Chairman, President and Chief Executive Officer, will be the Chairman and President of MSBVI and Mr. Sio Kam Seng, China Metro’s current Chairman and Director, will become Vice Chairman and Chief Executive Officer of MSBVI. In addition, Ms. Leung Wai Yan will join the board of directors of MSBVI. The remaining members of the management team for MSBVI will be comprised of executives from each organization.

The transaction is subject to approval by each of MSBVI’s and China Metro’s shareholders, the approval of the listing of the shares to be issued in the transaction by the NYSE Amex, as well as customary closing conditions. The transaction is expected to be completed by March 31, 2010.

ABOUT MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Man Sang International (B.V.I.) Limited, formerly Man Sang Holdings, Inc., is principally engaged through subsidiaries in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, Man Sang International (B.V.I.) Limited, through its subsidiaries, owns and operates commercial real estate for lease and sale in Hong Kong and the People’s Republic of China.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

In connection with the proposed Merger of Creative Gains Limited, a wholly-owned subsidiary of MSBVI, and China Metro (the “Merger”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), MSBVI will file with the U.S. Securities and Exchange Commission (the “SEC”) a current report on Form 6-K, which will include a notice of a special meeting at which MSBVI’s shareholders will be asked to, among other things, adopt the Merger Agreement and approve the Merger, and a proxy statement of MSBVI and other relevant materials in connection with the proposed transactions. MSBVI expects to file the Form 6-K with the SEC on or about February 26, 2010 and mail the notice of a special meeting and proxy statement to its shareholders on or about March 2, 2010. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which will be included in the proxy statement. MSBVI’s shareholders are urged to read the proxy statement, when it becomes available, because it will contain important information about MSBVI, China Metro and the proposed transactions. The proxy statement and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Free copies of the documents filed with the SEC by MSBVI will be available on the investor relations portion of MSBVI’s website at http://www.man-sang.com.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS.

Forward-Looking Statements

The information above includes forward-looking statements about Man Sang International (B.V.I.) Limited. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Man Sang International (B.V.I.) Limited from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, Man Sang International (B.V.I.) Limited’s actual results may differ materially from those indicated or implied by such forward-looking statements. Man Sang International (B.V.I.) Limited disclaims any intent or obligation to update these forward-looking statements.

CONTACT:

Man Sang International (B.V.I.) Limited — Investor Relations Department	Phone: (852) 2317 9888
E-mail: ir-usa@man-sang.com